**Exhibit 99.2**

## S&W Seed Company
## Unaudited Pro Forma Combined Financial Statements

On April 1, 2013, S&W Seed Company ("the Company or S&W"), together with its wholly owned subsidiary, S&W Seed Australia Pty Ltd, an Australia corporation, acquired all of the issued and outstanding ordinary shares (the "SGI Acquisition") of Seed Genetics International Pty Ltd, an Australia corporation ("SGI"), from SGI's shareholders.

On October 1, 2012, S&W purchased substantially all of the assets of Imperial Valley Seeds, Inc., a California corporation ("IVS"), excluding cash on hand, all accounts and other receivables of IVS, and all inventory of the IVS alfalfa seed business (the "IVS Acquisition"). The Company did not assume any IVS liabilities.

The following unaudited pro forma combined financial information gives effect to both the SGI Acquisition and the IVS Acquisition and is provided for informational purposes only. The unaudited pro forma combined financial information was based on and should be read in conjunction with the (i) historical consolidated financial statements of S&W included in its Annual Report on Form 10-K for the year ended June 30, 2012; (ii) the historical consolidated financial statements of S&W for the nine months ended March 31, 2013 included in its Form 10-Q; (iii) the audited financial statements of SGI as of and for the years ended June 30, 2012 and 2011, respectively, which are included in Exhibit 99.2 to this Current Report Form 8-K/A; (iv) the unaudited interim financial statements of SGI for the nine months ended March 31, 2013 which are also included in Exhibit 99.2 to this Current Report Form 8-K/A; (v) the audited financial statements of Imperial Valley Seeds as of and for the years ended December 31, 2011 and 2010, respectively, which were included in Exhibit 99.2 to the Company's Amended Current Report on Form 8-K/A filed with the Securities and Exchange Commission (the "SEC") on November 27, 2012; and (vi) the unaudited interim financial statements of IVS for the nine months ended September 30, 2012, which were also included in Exhibit 99.2 to the Company's Amended Current Report on Form 8-K/A filed with the SEC on November 27, 2012.

The unaudited pro forma combined consolidated balance sheet as of March 31, 2013, and the unaudited pro forma combined statements of operations for the year ended June 30, 2012 and nine months ended March 31, 2013, are presented herein. The unaudited pro forma combined balance sheet gives effect to the SGI Acquisition as if it had been completed on March 31, 2013, and combines the unaudited consolidated balance sheet of S&W and the unaudited balance sheet of SGI. The IVS acquisition is already reflected in the historical S&W balance sheet and accordingly no pro forma adjustments for the IVS acquisition are necessary for the pro forma combined balance sheet at March 31, 2013.The unaudited pro forma combined statements of operations for the year ended June 30, 2012 and nine months ended March 31, 2013 give effect to the SGI Acquisition and IVS Acquisitions as if they had occurred on July 1, 2011.

S&W and SGI's fiscal year ended June 30, 2012 and IVS's historical fiscal year was December 31, 2011. The unaudited pro forma combined balance sheet was prepared using the historical balance sheets of S&W and SGI as of March 31, 2013. The unaudited pro forma combined statements of

operations for the year ended June 30, 2012 were prepared using the historical statements of operations of S&W and SGI for the year ended June 30, 2012, and the historical statements of operations of IVS for the twelve months ended June 30, 2012. IVS audited results were adjusted to exclude the six months ended June 30, 2011 and to include the six months ended June 30, 2012 to recast twelve months of operations ending June 30, 2012. The unaudited pro forma combined statements of operations for the nine months ended March 31, 2013 were prepared using the historical statements of operations of S&W and SGI for the nine months ended March 31, 2013, and the historical statements of operations of IVS for the three months ended September 30, 2012 (to give effect for nine months of IVS operations since the IVS acquisition occurred on October 1, 2012).

The historical financial information has been adjusted to give effect to pro forma events that are directly attributable to the acquisitions, are factually supportable and are expected to have a continuing impact on the combined results. The unaudited pro forma combined financial information should be read in conjunction with the accompanying notes to the unaudited combined financial statements, and is not necessarily indicative of the combined results of operations or financial condition had the acquisitions been completed as of the dates indicated. In addition, the unaudited pro forma combined financial information does not purport to project the future results of operations or financial position of the combined company. The pro forma adjustments are based on preliminary estimates of the fair values of assets acquired and liabilities assumed and information available as of the date of this Current Report on Form 8-K/A. Actual results may differ from the amounts reflected in the unaudited pro forma combined financial statements, and the differences may be material.

**S&W SEED COMPANY**
**Unaudited Pro Forma Combined Balance Sheet**
**As of March 31, 2013**

| | Historical | | Pro Forma | | Pro Forma |
| | S&W Seed Company | Seed Genetics International | Adjustments | Notes | Combined |
|---|---|---|---|---|---|
| **ASSETS** | | | | | |
| | | | | | |
| CURRENT ASSETS | | | | | |
| Cash and cash equivalents | $ 14,075,372 | $ 21,100 | $ (5,000,000) | a | $ 9,096,472 |
| Accounts receivable, net | 8,843,523 | 5,299,658 | - | | 14,143,181 |
| Inventories | 3,532,389 | 21,052,182 | - | | 24,584,571 |
| Prepaid expenses and other current assets | 129,004 | 76,903 | - | | 205,907 |
| Deferred tax asset | 600,347 | - | - | | 600,347 |
| TOTAL CURRENT ASSETS | 27,180,635 | 26,449,843 | (5,000,000) | | 48,630,478 |
| | | | | | |
| Property, plant and equipment, net of accumulated depreciation | 9,679,275 | 286,431 | - | | 9,965,706 |
| Goodwill | 1,402,000 | - | 3,916,000 | c | 5,318,000 |
| Other intangibles, net | 5,231,661 | - | 11,733,000 | c | 16,964,661 |
| Crop production costs | 2,642,880 | - | - | | 2,642,880 |
| Deferred tax asset - long term | 1,029,331 | 25,566 | 251,429 | b | 1,306,326 |
| TOTAL ASSETS | $ 47,165,782 | $ 26,761,840 | $ 10,900,429 | | $ 84,828,051 |
| | | | | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | | |
| | | | | | |
| CURRENT LIABILITIES | | | | | |
| Accounts payable | $ 1,701,490 | $ 18,069,922 | $ - | | $ 19,771,412 |
| Accounts payable - related party | 2,246,913 | - | - | | 2,246,913 |
| Accrued expenses and other current liabilities | 361,758 | 137,773 | - | | 499,531 |
| Working capital facilities | - | 8,277,440 | - | | 8,277,440 |
| Current portion of long-term debt | 263,671 | - | - | | 263,671 |
| TOTAL CURRENT LIABILITIES | 4,573,832 | 26,485,135 | - | | 31,058,967 |
| | | | | | |
| Non-compete payment obligation, less current portion | 200,000 | - | - | | 200,000 |
| Long-term provisions | - | 27,468 | - | | 27,468 |
| Long-term debt, less current portion | 2,840,354 | 115,038 | 2,325,437 | d | 5,280,829 |
| | | | | | |
| TOTAL LIABILITIES | 7,614,186 | 26,627,641 | 2,325,437 | | 36,567,264 |
| | | | | | |
| STOCKHOLDERS' EQUITY | | | | | |
| Common stock | 10,060 | 2,091 | (1,226) | e, f | 10,925 |
| Additional paid-in capital | 40,851,962 | - | 8,708,326 | e | 49,560,288 |
| Retained earnings (deficit) | (1,310,426) | 132,108 | (132,108) | f | (1,310,426) |
| TOTAL STOCKHOLDERS' EQUITY | 39,551,596 | 134,199 | 8,574,992 | | 48,260,787 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ 47,165,782 | $ 26,761,840 | $ 10,900,429 | | $ 84,828,051 |

*See accompanying notes to Unaudited Pro Forma Combined Financial Statements*

| | Historical | | | Pro Forma | | Pro Forma |
| | S&W Seed Company | Imperial Valley Seeds | Seed Genetics International | Adjustments | Notes | Combined |
|---|---|---|---|---|---|---|
| Revenue | | | | | | |
| Seed and crop revenue | $ 24,115,384 | $ 4,513,631 | $ 12,763,317 | $ - | | $ 41,392,332 |
| Milling and other revenue | 498,969 | - | 88,717 | - | | 587,686 |
| Total revenue | 24,614,353 | 4,513,631 | 12,852,034 | - | | 41,980,018 |
| | | | | | | |
| Cost of revenue | | | | | | |
| Cost of seed and crop revenue | 23,261,553 | 4,005,379 | 10,483,122 | - | | 37,750,054 |
| Cost of milling and other revenue | 158,620 | - | - | - | | 158,620 |
| Total cost of revenue | 23,420,173 | 4,005,379 | 10,483,122 | - | | 37,908,674 |
| | | | | | | |
| Gross profit | 1,194,180 | 508,252 | 2,368,912 | - | | 4,071,344 |
| | | | | | | |
| Operating expenses | | | | | | |
| Selling, general and administrative expenses | 3,096,003 | 103,242 | 1,727,776 | (302,434) | h | 4,624,587 |
| Research and development expenses | 275,302 | - | - | - | | 275,302 |
| Depreciation and amortization | 374,572 | - | 14,807 | 559,438 | g | 948,817 |
| | | | | | | |
| Total operating expenses | 3,745,877 | 103,242 | 1,742,583 | 257,004 | | 5,848,706 |
| | | | | | | |
| Income (loss) from operations | (2,551,697) | 405,010 | 626,329 | (257,004) | | (1,777,362) |
| | | | | | | |
| Other expense | | | | | | |
| (Gain) / loss on cash flow hedge | - | - | (57,099) | - | | (57,099) |
| Interest expense, net | 30,901 | - | 169,901 | 40,620 | i | 241,422 |
| | | | | | | |
| Net income (loss) before income tax expense (benefit) | (2,582,598) | 405,010 | 513,527 | (297,624) | | (1,961,685) |
| Income tax expense (benefit) | (945,589) | 6,075 | 137,523 | 83,742 | j | (718,249) |
| Net income (loss) | $ (1,637,009) | $ 398,935 | $ 376,004 | $ (381,366) | | $ (1,243,436) |
| | | | | | | |
| Net income (loss) per common share: | | | | | | |
| Basic | $ (0.21) | | | | | $ (0.14) |
| Diluted | $ (0.21) | | | | | $ (0.14) |
| | | | | | | |
| Weighted average number of common shares outstanding: | | | | | | |
| Basic | 7,898,123 | | | 964,865 | k | 8,862,988 |
| Diluted | 7,898,123 | | | 964,865 | k | 8,862,988 |

*See accompanying notes to Unaudited Pro Forma Combined Financial Statements*

**S&W SEED COMPANY**
**Unaudited Pro Forma Combined Statement of Operations**
**For the Year Ended June 30, 2012**

| | Historical | | | Pro Forma | | Pro Forma |
| | S&W Seed Company | Imperial Valley Seeds | Seed Genetics International | Adjustments | Notes | Combined |
|---|---|---|---|---|---|---|
| Revenue | | | | | | |
| Seed and crop revenue | $ 13,261,853 | $ 15,817,579 | $ 18,669,943 | $ - | | $ 47,749,375 |
| Milling and other revenue | 885,764 | - | 92,607 | - | | 978,371 |
| Total revenue | 14,147,617 | 15,817,579 | 18,762,550 | - | | 48,727,746 |
| | | | | | | |
| Cost of revenue | | | | | | |
| Cost of seed and crop revenue | 9,912,781 | 13,738,035 | 15,058,928 | - | | 38,709,744 |
| Cost of milling and other revenue | 327,133 | - | - | - | | 327,133 |
| Total cost of revenue | 10,239,914 | 13,738,035 | 15,058,928 | - | | 39,036,877 |
| | | | | | | |
| Gross profit | 3,907,703 | 2,079,544 | 3,703,622 | - | | 9,690,869 |
| | | | | | | |
| Operating expenses | | | | | | |
| Selling, general and administrative expenses | 2,772,711 | 358,050 | 1,688,140 | 14,200 | m | 4,833,101 |
| Research and development expenses | 242,523 | - | - | - | | 242,523 |
| Depreciation and amortization | 272,855 | - | 12,700 | 963,350 | g | 1,248,905 |
| | | | | | | |
| Total operating expenses | 3,288,089 | 358,050 | 1,700,840 | 977,550 | | 6,324,529 |
| | | | | | | |
| Income from operations | 619,614 | 1,721,494 | 2,002,782 | (977,550) | | 3,366,340 |
| | | | | | | |
| Other expense | | | | | | |
| Loss on disposal of fixed assets | 24,532 | - | - | - | | 24,532 |
| (Gain) / loss on cash flow hedge | - | - | 120,840 | - | | 120,840 |
| Interest expense, net | 20,937 | - | 315,741 | 62,410 | i | 399,088 |
| | | | | | | |
| Net income before income tax expense | 574,145 | 1,721,494 | 1,566,200 | (1,039,960) | | 2,821,879 |
| Income tax expense | 199,310 | 28,216 | 501,396 | 250,671 | l | 979,594 |
| Net income | $ 374,835 | $ 1,693,278 | $ 1,064,804 | $ (1,290,631) | | $ 1,842,286 |
| | | | | | | |
| Net income per common share: | | | | | | |
| Basic | $ 0.06 | | | | | $ 0.26 |
| Diluted | $ 0.06 | | | | | $ 0.26 |
| | | | | | | |
| Weighted average number of common shares outstanding: | | | | | | |
| Basic | 5,904,110 | | | 1,264,865 | k | 7,168,975 |
| Diluted | 5,906,899 | | | 1,264,865 | k | 7,171,764 |

*See accompanying notes to Unaudited Pro Forma Combined Financial Statements*

## S&W Seed Company
## Notes to Unaudited Pro Forma Combined Financial Statements

### Note 1 - Basis of Presentation

On April 1, 2013, S&W Seed Company ("the Company or S&W"), together with its wholly owned subsidiary, S&W Seed Australia Pty Ltd, an Australia corporation, acquired all of the issued and outstanding ordinary shares (the "SGI Acquisition") of Seed Genetics International Pty Ltd, an Australia corporation ("SGI"), from SGI's shareholders.

On October 1, 2012, S&W purchased substantially all of the assets of Imperial Valley Seeds, Inc., a California corporation ("IVS"), excluding cash on hand, all accounts and other receivables of IVS, and all inventory of the IVS alfalfa seed business (the "IVS Acquisition"). The Company did not assume any IVS liabilities.

The unaudited pro forma combined consolidated balance sheet as of March 31, 2013, and the unaudited pro forma combined statements of operations for the year ended June 30, 2012 and nine months ended March 31, 2013, are presented herein. The unaudited pro forma combined balance sheet gives effect to the SGI Acquisition as if it had been completed on March 31, 2013, and combines the unaudited consolidated balance sheet of S&W and the unaudited balance sheet of SGI. The IVS Acquisition is already reflected in the historical S&W balance sheet and accordingly no pro forma adjustments for the IVS Acquisition are necessary for the pro forma combined balance sheet at March 31, 2013.The unaudited pro forma combined statements of operations for the year ended June 30, 2012 and nine months ended March 31, 2013 give effect to the SGI Acquisition and IVS Acquisitions as if they had occurred on July 1, 2011.

S&W and SGI's fiscal year ended June 30, 2012 and IVS's historical fiscal year was December 31, 2011. The unaudited pro forma combined balance sheet was prepared using the historical balance sheets of S&W and SGI as of March 31, 2013. The unaudited pro forma combined statements of operations for the year ended June 30, 2012 were prepared using the historical statements of operations of S&W and SGI for the year ended June 30, 2012, and the historical statements of operations of IVS for the twelve months ended June 30, 2012. IVS audited results were adjusted to exclude the six months ended June 30, 2011 and to include the six months ended June 30, 2012 to recast twelve months of operations ending June 30, 2012. The unaudited pro forma combined statements of operations for the nine months ended March 31, 2013 were prepared using the historical statements of operations of S&W and SGI for the nine months ended March 31, 2013, and the historical statements of operations of IVS for the three months ended September 30, 2012 (to give effect for nine months of IVS operations since the IVS acquisition occurred on October 1, 2012).

The unaudited pro forma combined financial information should be read in conjunction with the accompanying notes to the unaudited combined financial statements, and is not necessarily indicative of the combined results of operations or financial condition had the acquisitions been completed as of the dates indicated. In addition, the unaudited pro forma combined financial information does not reflect any cost savings or integration costs. The unaudited pro forma combined financial information does not purport to project the future results of operations or financial position of the combined company. The pro forma adjustments are based on preliminary estimates of the fair values of assets acquired and liabilities assumed and information available as of the date of this Current Report on Form 8-K/A. Certain valuations are currently in process. Actual results may differ from the amounts reflected in the unaudited pro forma combined financial statements, and the differences may be material.

**Note 2 - Transactions and Purchase Consideration**

*__SGI Transaction__*

The SGI Acquisition was consummated pursuant to the terms of a share acquisition agreement (the "Agreement"). Under the Agreement, the Company paid the following consideration: cash in the amount of US$5.0 million; 864,865 shares of the Company's unregistered common stock (with a market value of US$8,709,191 based upon the closing price of the Company's common stock as reported on the Nasdaq Capital Market on April 1, 2013); and US$2,482,317 in the form of a three-year, non-interest bearing, unsecured promissory note (the "Note"), for total consideration of US$16,191,508. The original face amount of the Note, US$3,000,000, was reduced to US$2,482,317 according to the terms of the Agreement because SGI's net working capital was below the net working capital target at the closing.

The SGI Acquisition has been accounted for as a business combination and the Company valued all assets and liabilities acquired at their estimated fair values on the date of the SGI Acquisition. Accordingly, the assets and liabilities of the acquired entity were recorded at their estimated fair values at the date of the SGI Acquisition.

The estimated purchase price allocation is based on preliminary estimates of fair value as follows:

| | |
|---|---:|
| Technology/IP | $ 7,398,000 |
| Customer relationships | 359,000 |
| Grower relationships | 3,250,000 |
| Trade-name and brands | 389,000 |
| Non-compete | 337,000 |
| Goodwill | 3,916,000 |
| Current assets | 26,449,843 |
| Property, plant, and equipment | 286,431 |
| Non-current deferred tax asset | 276,995 |
| Current liabilities | (26,485,135) |
| Non-current liabilities | (142,506) |
| Total acquisition cost allocated | $ 16,034,628 |

The purchase price consists of the following:

| | |
|---|---:|
| Cash | $ 5,000,000 |
| Unsecured five-year promissory note, net of $156,880 debt discount | 2,325,437 |
| Common stock | 8,709,191 |
| | $ 16,034,628 |

### *IVS Transaction*

On October 1, 2012, S&W purchased substantially all of the assets of Imperial Valley Seeds, Inc. ("IVS"), excluding cash on hand, all accounts and other receivables of IVS, and all inventory of the IVS alfalfa seed business. The Company did not assume any IVS liabilities.

Pursuant to the acquisition agreement, the Company paid the following consideration: cash in the amount of $3,000,000; a five-year unsecured, subordinated promissory note in the principal amount of $500,000; 400,000 shares of the Company's unregistered common stock valued at $2,432,000; and $250,000 to be paid over a five-year period for a non-competition agreement, for total consideration of $6,182,000. The non-compete portion of the consideration will be paid in five annual installments of $50,000 to Fred Fabre, who joined the Company as Vice President of Sales and Marketing concurrently with the closing of the IVS Acquisition.

The IVS Acquisition has been accounted for under the acquisition method of accounting, and the Company valued all assets and liabilities acquired at their estimated fair values on the date of acquisition. Accordingly, the assets and liabilities of the acquired entity were recorded at their estimated fair values at the date of the IVS Acquisition. The operating results for IVS have been included in the Company's consolidated financial statements since the acquisition date.

The purchase price allocation is based on estimates of fair value as follows:

| | | |
|---|---|---:|
| Technology/IP | $ | 1,044,000 |
| Customer relationships | | 756,333 |
| Supply agreement | | 1,512,667 |
| Trade-name and brands | | 1,118,000 |
| Non-compete | | 349,000 |
| Goodwill | | 1,402,000 |
| Total acquisition cost allocated | $ | 6,182,000 |

The purchase price consists of the following:

| | | |
|---|---|---:|
| Cash | $ | 3,000,000 |
| Unsecured five-year promissory note | | 500,000 |
| Non-compete payment obligation | | 250,000 |
| Common stock | | 2,432,000 |
| | $ | 6,182,000 |

**Note 3 - Pro Forma Adjustments**

(a) Represents the cash paid at closing of the SGI Acquisition.

(b) Represents the increase in deferred tax assets as a result of the SGI Acquisition.

(c) To reflect the estimated fair value of identifiable intangible assets and goodwill acquired in the SGI Acquisition.

(d)    To reflect the $2,482,317 unsecured promissory note issued to the sellers of SGI.  The promissory note is non-interest bearing so the book value was adjusted to the present value and a corresponding debt discount was recorded for $156,880.  The net book value of the promissory note is $2,325,437 and is classified as long-term on the combined balance sheet.

(e)    To reflect the common stock issued as consideration in the acquisition of SGI.

(f)    To reflect the adjustment to eliminate the historical equity accounts of SGI.

(g)    Represents the amortization expense related to the fair value of identifiable amortizable intangible assets acquired in the SGI and IVS transaction, as if the acquisitions of SGI and IVS had been completed on July 1, 2011. Pro forma adjustments to amortization expense for the year ended June 30, 2012 include $637,200 for SGI and $326,150 for IVS. Pro forma adjustments to amortization expense for the nine months ended March 31, 2013 include $477,900 for SGI and $81,538 for IVS.

(h)    To eliminate $305,984 of transaction expenses as such costs are non-recurring, partially offset by an increase in wages and benefits of $3,550.

(i)    The consideration paid in the SGI Acquisition included a $2,482,317 unsecured promissory note. The promissory note is non-interest bearing so the book value was adjusted to the present value and a corresponding debt discount was recorded for $156,880. Interest expense represents the amortization of the debt discount and assumes the promissory note was issued on July 1, 2011. Pro forma adjustments to interest expense for the SGI Acquisition include $51,160 for the year ended June 30, 2012 and $38,370 for the nine months ended March 31, 2013.

The consideration paid in the IVS Acquisition included a $500,000 unsecured promissory note. Interest expense is calculated based on 1-month LIBOR plus 2% and assumes the promissory note was issued on July 1, 2011. Pro forma adjustments to interest expense for the IVS Acquisition include $11,250 for the year ended June 30, 2012 and $2,250 for the nine months ended March 31, 2013.

(j)    To reflect the adjustment to income tax expense for the nine months ended March 31, 2013 assuming a combined Company's effective tax rate of 36.6%.

(k)    To reflect the issuance of 864,865 shares of common stock on the date of the SGI Acquisition and 400,000 shares of common stock on the date of the IVS Acquisition.

(l)    To reflect the adjustment to income tax expense for the year ended June 30, 2012 assuming a combined Company's effective tax rate of 34.7%.

(m)    To reflect an increase in wages and benefits by $14,200.